

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Luke Evnin
Chief Executive Officer
Turmeric Acquisition Corp.
450 Kendall Street
Cambridge, MA 02142

      Re: Turmeric Acquisition Corp.
           Form 10-K for the fiscal year ended December 31, 2021
           Filed March 29, 2022
           File No. 001-39624

Dear Mr. Evnin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction